SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
(Amendment No. 1)
CONEXANT SYSTEMS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

207142AG5
4.00% Convertible Subordinated Notes due 2026	207142AH3
(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)
Mark Peterson, Esq.
Senior Vice President, Chief Legal Officer and Secretary
Conexant Systems, Inc.
4000 MacArthur Boulevard
Newport Beach, California 92660-3095
(949) 483-4600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:

David J. Johnson, Jr., Esq.	Kirk A. Davenport, Esq.
Andor D. Terner, Esq.	Senet S. Bischoff, Esq.
O’Melveny & Myers LLP	Latham & Watkins LLP
610 Newport Center Dr., Suite 1700	885 Third Avenue
Newport Beach, California 92660	New York, New York 10022
(949) 760-9600	(212) 906-1200
CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of Filing Fee(2)
$232,400,000	$16,570.12

(1)	Calculated solely for the purpose of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of $232.4 million aggregate principal amount of the issuer’s 4.00% Convertible Subordinated Notes due 2026 at the tender offer price of $1,000 per $1,000 principal amount of such notes.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,570.12	Filing Party: Conexant Systems, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: March 3, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 3, 2010 by Conexant Systems, Inc., a Delaware corporation (“Conexant” or the “Company”), in connection with Conexant’s offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 2010 (the “Offer to Purchase”), and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), any and all of Conexant’s outstanding 4.00% Convertible Subordinated Notes due 2026 (the “Notes”).
     Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.
     This Amendment No. 1 is intended to satisfy the filing and disclosure requirements of Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act of 1934, as amended.
Item 1. Summary Term Sheet.
     The answer to the question “What are the conditions to the Offer?” on page 1 of the Offer to Purchase of the section titled “Summary of the Offer—Questions and Answers About the Offer” is hereby amended and supplemented by the following information:
     The Financing Condition has been satisfied as of March 10, 2010.
     The second and third sentences of the first bullet and the first, second and third sentences of the second bullet of the answer to the question “How will we fund the purchase of Notes in the Offer?” on pages 1 and 2 of the Offer to Purchase, and the second and third sentences of the answer to the question “Do we have the financial resources to pay for the tendered Notes?” on page 4 of the Offer to Purchase, of the section titled “Summary of the Offer—Questions and Answers About the Offer” are hereby deleted in their entirety.
     The fifth sentence of the second bullet of the answer to the question “How will we fund the purchase of Notes in the Offer?” on page 2 of the Offer to Purchase of the section titled “Summary of the Offer—Questions and Answers About the Offer” is hereby amended by replacing the words “will be” with “were.”
     The second sentence of the first bullet of the answer to the question “When does the Offer expire?” on page 2 of the Offer to Purchase of the section titled “Summary of the Offer—Questions and Answers About the Offer” is hereby deleted in its entirety. The second bullet of the answer to the question “When does the Offer expire?” on page 2 of the Offer to Purchase of the section titled “Summary of the Offer—Questions and Answers About the Offer” is hereby amended by deleting “(including whether the Financing Condition has been satisfied)” from the sentence.
     The third bullet of the answer to the question “May the Offer be extended, amended or terminated and under what circumstances?” on page 2 of the Offer to Purchase, of the section titled “Summary of the Offer—Questions and Answers About the Offer” is hereby amended and restated as follows:
We may terminate the Offer if the Financing Condition is not satisfied or if the General Conditions set forth below are not satisfied. The Financing Condition has been satisfied as of March 10, 2010.
Item 4. Terms of the Transaction.
(a)	Material Terms.
(1)	Tender Offers.
The section titled “Terms of the Offer—Conditions to the Offer” on page 14 of the Offer to Purchase is hereby amended and supplemented by the following information:

The Financing Condition has been satisfied as of March 10, 2010. In satisfaction of the Financing Condition, on March 10, 2010, the Company issued (i) $175,000,000 aggregate principal amount of 11.25% Senior Secured Notes due 2015, resulting in net proceeds to the Company of approximately $167.8 million, after deducting initial purchaser’s discounts and our estimated offering expenses, and (ii) 16,100,000 shares of common stock, including the underwriters’ exercise of their over-allotment option in full, resulting in net proceeds to the Company of approximately $60.4 million based on the public offering price of $4.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses. The terms and conditions of the New Notes and related matters are set forth in the Indenture, dated as of March 10, 2010, among the Company, the subsidiary guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as trustee. The Offer remains subject to the satisfaction of the General Conditions described below.

The first sentence of the third paragraph under the section titled “Terms of the Offer—Conditions to the Offer” on page 15 of the Offer to Purchase is hereby amended and restated as follows:

Any determination made by us concerning an event, development or circumstance described or referred to above, may be challenged by Holders in a court of competent jurisdiction.

The second sentence of the third paragraph under the section titled “Terms of the Offer—Conditions to the Offer” on page 15 of the Offer to Purchase is hereby amended by deleting the words “Financing Condition or.”

The last sentence of the third paragraph under the section titled “Terms of the Offer—Conditions to the Offer” on page 15 of the Offer to Purchase is hereby amended and restated as follows:

We will give oral or written notice (with any oral notice to be promptly confirmed in writing) of any amendment, non-
acceptance, termination or waiver to the Information Agent and issue a press release promptly.

The last paragraph under the section titled “Terms of the Offer—Conditions to the Offer” on page 15 of the Offer to Purchase is hereby deleted in its entirety.

The first sentence of the second paragraph under the section titled “Terms of the Offer—Extension, Waiver, Amendment and Termination” on page 15 of the Offer to Purchase is hereby deleted in its entirety. The second sentence of the second paragraph under the section titled “Terms of the Offer—Extension, Waiver, Amendment and Termination” on page 15 of the Offer to Purchase is hereby amended by deleting the words “or the Financing Condition” and “, in our sole discretion.”

The third paragraph after the box on the cover page of the Offer to Purchase and the second paragraph under the section titled “Terms of the Offer—Extension, Waiver, Amendment and Termination” on page 16 of the Offer to Purchase are hereby amended and supplemented by the following information:

The Financing Condition has been satisfied as of March 10, 2010.

(ix) Not applicable.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
(e)	Agreements Involving the Subject Company’s Securities. This Item 5(e) is hereby amended and supplemented as follows:
     The Company has entered into the following agreements with respect to its common stock:
(28)	Underwriting Agreement dated March 4, 2010 between Conexant Systems, Inc. and Goldman, Sachs & Co.
     A description of the Underwriting Agreement above is set forth under Item 1.01 of the Company’s Current Report on Form 8-K filed on March 5, 2010 and incorporated herein by reference.
     The Company has entered into the following agreements with respect to other securities of the Company:
(1)	Indenture governing 11.25% Senior Secured Notes due 2015, dated March 10, 2010, between Conexant Systems, Inc., the subsidiary guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A. as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 11, 2010).

(2)	Blanket Lien Pledge and Security Agreement, dated March 10, 2010, among Conexant Systems, Inc., the grantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as collateral trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 11, 2010).

          A description of the Indenture and the Blanket Lien Pledge and Security Agreement above is set forth under Item 2.03 of the Company’s Current Report on Form 8-K filed on March 11, 2010 and incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds, (b) Conditions and (d) Borrowed Funds.
               The second sentence in the first paragraph of the section titled “Source and Amount of Funds” on page 8 of the Offer to Purchase is hereby amended by replacing “$232 million” with “$228 million.”
               The second paragraph and the first sentence of the third paragraph of the section titled “Source and Amount of Funds” on pages 8 and 9 of the Offer to Purchase are hereby deleted in their entirety.
               The first sentence of the last paragraph of the section titled “Source and Amount of Funds” on page 9 of the Offer to Purchase is hereby amended by replacing the words “will be” with “were.”
               The section titled “Source and Amount of Funds” of the Offer to Purchase is amended and supplemented by the information set forth under Item 2.03 of the Company’s Current Report on Form 8-K filed on March 11, 2010 and incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. The second sentence of the fourth paragraph under the section titled “The Dealer Manager, Depositary and Information Agent” on page 21 of the Offer to Purchase is hereby amended by replacing the words “will be” with “is” and the third sentence of the fourth paragraph under the section titled “The Dealer Manager, Depositary and Information Agent” on page 21 of the Offer to Purchase is hereby amended by replacing the words “will be” with “were.”

Item 11. Additional Information.
     (b) Other Material Information. The third bullet under the section titled “Incorporation of Documents by Reference” on page 7 of the Offer to Purchase is hereby amended and supplemented by deleting “and March 3, 2010” and adding the following at the end of the third bullet:
, March 3, 2010 (with respect to Item 8.01 and Exhibit 99.2 of Item 9.01 only), March 5, 2010 (with respect to Item 1.01 and Exhibits 1.1, 5.1, 10.1 and 23.1 of Item 9.01 only) and March 11, 2010.
     The second sentence of the second paragraph from the bottom on page i of the Offer to Purchase under the caption “Important Notice,” is hereby amended and restated as follows:
In those U.S. states where the securities laws, “Blue Sky” laws or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such U.S. state.
     The first paragraph on page iv of the Offer to Purchase under the “Table of Contents” is hereby amended and restated as follows:
THE OFFER IS NOT BEING MADE TO, NOR WILL NOTES BE ACCEPTED FOR PURCHASE FROM OR ON BEHALF OF, HOLDERS IN ANY U.S. STATE IN WHICH THE MAKING OR ACCEPTANCE OF THE OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH U.S. STATE.
     The second paragraph under the section titled “Miscellaneous” on page 22 of the Offer to Purchase is hereby amended and restated as follows:
The Offer is being made to all Holders of Notes. We are not aware of any U.S. state in which the making of the Offer is prohibited by administrative or judicial action pursuant to a state statute. If we become aware of any U.S. state where the making of the Offer is so prohibited, we will make a good faith effort to comply with any such statute. If, after such good faith effort, we cannot comply with any applicable statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the Holders in such U.S. state.
Item 12. Exhibits.

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated March 3, 2010.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

Exhibit Number	Description of Document
(a)(5)(A)	Press Release dated March 3, 2010 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on March 3, 2010).

(a)(5)(B)	Press Release dated March 10, 2010 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on March 11, 2010).

(b)(1)	Indenture governing 11.25% Senior Secured Notes due 2015, dated March 10, 2010, among Conexant Systems, Inc., the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A. as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 11, 2010).

(b)(2)	Blanket Lien Pledge and Security Agreement, dated March 10, 2010, among Conexant Systems, Inc., the grantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as collateral trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 11, 2010).

(d)(1)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.A.1 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2004).

(d)(2)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2008).

(d)(3)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on February 19, 2010 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on February 24, 2010).

(d)(4)	Amended By-Laws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on December 24, 2009).

(d)(5)	Conexant Systems, Inc. 1999 Long-Term Incentives Plan, as amended (incorporated by reference to Exhibit 4.7 of the Company’s Registration Statement on Form S-8 filed on May 26, 2000 (File No. 333-37918)).

(d)(6)	Form of Stock Option Agreement under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

(d)(7)	Form of Restricted Stock Agreement (Performance Vesting) under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

(d)(8)	Form of Restricted Stock Agreement (Time Vesting) under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

(d)(9)	Copy of resolutions of the Board of Directors of the Company, adopted August 13, 1999 amending, among other things, the 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10-e-1 of the Company’s Annual Report on Form 10-K for the year ended September 30, 1999).

(d)(10)	Memorandum of Adjustments to Outstanding Options Under the Conexant Stock Plans approved and adopted by the Board of Directors of the Company on May 9, 2002, as amended June 13, 2002, in connection with the Skyworks transaction (incorporated by reference to Exhibit 10-b-9 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2002).

Exhibit Number	Description of Document
(d)(11)	Memorandum of Proposed Amendments to the Conexant Systems, Inc. Stock Option Plans adopted by the Board of Directors of the Company on June 13, 2002 in connection with the Skyworks transaction (incorporated by reference to Exhibit 10-b-10 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2002).

(d)(12)	Memorandum of Adjustments to Outstanding Options Under the Conexant Stock Plans approved and adopted by the Board of Directors of the Company on June 5, 2003 in connection with the Mindspeed spin-off (incorporated by reference to Exhibit 10-b-11 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2003).

(d)(13)	Memorandum of Proposed Amendments to the Conexant Systems, Inc. Stock Option Plans adopted by the Board of Directors of the Company on June 5, 2003 in connection with the Mindspeed spin-off (incorporated by reference to Exhibit 10-b-12 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2003).

(d)(14)	Amended and Restated Conexant Systems, Inc. Retirement Savings Plan (incorporated by reference to Exhibit 4.5 of the Company’s Registration Statement on Form S-8 filed on December 21, 2006 (File No. 333-139547)).

(d)(15)	Conexant Systems, Inc. Directors Stock Plan, as amended (incorporated by reference to Exhibit 10-e-1 of the Company’s Annual Report on Form 10-K for the year ended September 28, 2007).

(d)(16)	Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended (incorporated by reference to Exhibit (D)(2) of Amendment No. 2 to Schedule TO filed on December 1, 2004).

(d)(17)	Resolutions adopted by the Board of Directors of the Company on February 25, 2004 with respect to the use of shares available under certain GlobespanVirata, Inc. stock plans for future grants under the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan (incorporated by reference to Exhibit 4.5.2 of the Company’s Registration Statement on Form S-8 filed on March 15, 2004 (File No. 333-113595)).

(d)(18)	Form of Stock Option Agreement under the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended (incorporated by reference to Exhibit 10-f-3 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2004).

(d)(19)	Conexant Systems, Inc. 2001 Performance Share Plan and related Performance Share Award Terms and Conditions (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed on November 21, 2001 (File No. 333-73858)).

(d)(20)	Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed on May 28, 2004 (File No. 333-115983)).

(d)(21)	Form of Stock Option Agreement under the Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 10-j-2 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2004).

(d)(22)	Form of Restricted Stock Unit Award Agreement under the Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2007).

(d)(23)	Conexant Systems, Inc. 2010 Management Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on November 3, 2009).

Exhibit Number	Description of Document
(d)(24)	Conexant Systems, Inc. 2009 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on November 18, 2008).

(d)(25)	Conexant Systems, Inc. Deferred Compensation Plan II, effective January 1, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on January 5, 2006).

(d)(26)	Conexant Systems, Inc. 2010 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on February 22, 2010).

(d)(27)	Conexant Systems, Inc., 2001 Employee Stock Purchase Plan, as amended and restated (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-8 filed on March 1, 2010 (File No. 333-165128)).

(d)(28)	Underwriting Agreement dated March 4, 2010 between Conexant Systems, Inc. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.1 of the Company’s Current Report on Form 8-K filed on March 5, 2010).

(d)(29)	Indenture, dated as of March 7, 2006, by and between the Company and The Bank of New York Mellon Trust Company, N.A., as successor to J.P. Morgan Trust Company, National Association, as trustee, including the form of the Company’s 4% Convertible Subordinated Notes due March 1, 2026 attached as Exhibit A thereto (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on March 8, 2006).

(d)(30)	Registration Rights Agreement, dated as of March 7, 2006, by and between the Company and Lehman Brothers Inc. (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed on March 8, 2006).

(g)	None.

(h)	None.

*	Previously filed on Schedule TO.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2010	CONEXANT SYSTEMS, INC.
	By:	/s/ Mark D. Peterson
Mark D. Peterson
Senior Vice President, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated March 3, 2010.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Press Release dated March 3, 2010 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on March 3, 2010).

(a)(5)(B)	Press Release dated March 10, 2010 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on March 11, 2010).

(b)(1)	Indenture governing 11.25% Senior Secured Notes due 2015, dated March 10, 2010, between Conexant Systems, Inc., the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A. as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 11, 2010).

(b)(2)	Blanket Lien Pledge and Security Agreement, dated March 10, 2010, among Conexant Systems, Inc., the grantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as collateral trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 11, 2010).

(d)(1)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.A.1 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2004).

(d)(2)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2008).

(d)(3)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on February 19, 2010 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on February 24, 2010).

(d)(4)	Amended By-Laws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on December 24, 2009).

(d)(5)	Conexant Systems, Inc. 1999 Long-Term Incentives Plan, as amended (incorporated by reference to Exhibit 4.7 of the Company’s Registration Statement on Form S-8 filed on May 26, 2000 (File No. 333-37918)).

(d)(6)	Form of Stock Option Agreement under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

(d)(7)	Form of Restricted Stock Agreement (Performance Vesting) under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

(d)(8)	Form of Restricted Stock Agreement (Time Vesting) under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

Exhibit Number	Description of Document
(d)(9)	Copy of resolutions of the Board of Directors of the Company, adopted August 13, 1999 amending, among other things, the 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10-e-1 of the Company’s Annual Report on Form 10-K for the year ended September 30, 1999).

(d)(10)	Memorandum of Adjustments to Outstanding Options Under the Conexant Stock Plans approved and adopted by the Board of Directors of the Company on May 9, 2002, as amended June 13, 2002, in connection with the Skyworks transaction (incorporated by reference to Exhibit 10-b-9 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2002).

(d)(11)	Memorandum of Proposed Amendments to the Conexant Systems, Inc. Stock Option Plans adopted by the Board of Directors of the Company on June 13, 2002 in connection with the Skyworks transaction (incorporated by reference to Exhibit 10-b-10 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2002).

(d)(12)	Memorandum of Adjustments to Outstanding Options Under the Conexant Stock Plans approved and adopted by the Board of Directors of the Company on June 5, 2003 in connection with the Mindspeed spin-off (incorporated by reference to Exhibit 10-b-11 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2003).

(d)(13)	Memorandum of Proposed Amendments to the Conexant Systems, Inc. Stock Option Plans adopted by the Board of Directors of the Company on June 5, 2003 in connection with the Mindspeed spin-off (incorporated by reference to Exhibit 10-b-12 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2003).

(d)(14)	Amended and Restated Conexant Systems, Inc. Retirement Savings Plan (incorporated by reference to Exhibit 4.5 of the Company’s Registration Statement on Form S-8 filed on December 21, 2006 (File No. 333-139547)).

(d)(15)	Conexant Systems, Inc. Directors Stock Plan, as amended (incorporated by reference to Exhibit 10-e-1 of the Company’s Annual Report on Form 10-K for the year ended September 28, 2007).

(d)(16)	Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended (incorporated by reference to Exhibit (D)(2) of Amendment No. 2 to Schedule TO filed on December 1, 2004).

(d)(17)	Resolutions adopted by the Board of Directors of the Company on February 25, 2004 with respect to the use of shares available under certain GlobespanVirata, Inc. stock plans for future grants under the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan (incorporated by reference to Exhibit 4.5.2 of the Company’s Registration Statement on Form S-8 filed on March 15, 2004 (File No. 333-113595)).

(d)(18)	Form of Stock Option Agreement under the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended (incorporated by reference to Exhibit 10-f-3 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2004).

(d)(19)	Conexant Systems, Inc. 2001 Performance Share Plan and related Performance Share Award Terms and Conditions (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed on November 21, 2001 (File No. 333-73858)).

(d)(20)	Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed on May 28, 2004 (File No. 333-115983)).

(d)(21)	Form of Stock Option Agreement under the Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 10-j-2 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2004).

Exhibit Number	Description of Document
(d)(22)	Form of Restricted Stock Unit Award Agreement under the Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2007).

(d)(23)	Conexant Systems, Inc. 2010 Management Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on November 3, 2009).

(d)(24)	Conexant Systems, Inc. 2009 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on November 18, 2008).

(d)(25)	Conexant Systems, Inc. Deferred Compensation Plan II, effective January 1, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on January 5, 2006).

(d)(26)	Conexant Systems, Inc. 2010 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on February 22, 2010).

(d)(27)	Conexant Systems, Inc., 2001 Employee Stock Purchase Plan, as amended and restated (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-8 filed on March 1, 2010 (File No. 333-165128)).

(d)(28)	Underwriting Agreement dated March 4, 2010 between Conexant Systems, Inc. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on March 5, 2010).

(d)(29)	Indenture, dated as of March 7, 2006, by and between the Company and The Bank of New York Mellon Trust Company, N.A., as successor to J.P. Morgan Trust Company, National Association, as trustee, including the form of the Company’s 4% Convertible Subordinated Notes due March 1, 2026 attached as Exhibit A thereto (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on March 8, 2006).

(d)(30)	Registration Rights Agreement, dated as of March 7, 2006, by and between the Company and Lehman Brothers Inc. (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed on March 8, 2006).

(g)	None.

(h)	None.

*	Previously filed on Schedule TO.